UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 2)
________________________

Amrecorp Realty Fund II
(Name of Subject Company)

Robert J. Werra
(Names of Filing Persons - Offeror)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Robert J. Werra 2800 North Dallas Parkway Suite 100 Plano, Texas 75093 Telephone: (972) 836-8000	Copies to: C. William Blair, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,445,800	$44.39

*
Fee previously paid.  For purposes of calculating amount of filing fee only.  The transaction valuation is based on the offer to purchase 14,458 units of limited partnership interest of Amrecorp Realty Fund at a purchase price of $100.00 per unit.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is the Transaction Value multiplied by 0.0000307.

☐      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.39	Filing Party: Robert J. Werra
Form or Registration No.: Schedule TO-T	Date Filed: May 10, 2007

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☒      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 further amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule TO”) filed by Robert J. Werra (the “Purchaser”) on May 10, 2007.  This Schedule TO relates to the offer by the Purchaser to purchase all outstanding units of limited partnership interest (the “Units”) of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), at $100.00 per Unit, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal.

This Amendment No. 2 to Schedule TO also constitutes an amendment to Schedule 13E-3 in accordance with General Instruction I to Schedule 13E-3 and General Instruction J to Schedule TO.

The following Items of Schedule TO-T are amended as set forth below:

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.

The Offer to Purchase is amended and supplemented by adding the following material to the section of the Offer to Purchase captioned “Special Factors—Background and Reasons for the Offer.”

The Partnership has now received an offer to purchase the Partnership’s sole remaining real estate property for a price of $6,250,000 and has entered into a letter of intent with the prospective purchaser and is currently negotiating a definitive sale contract.

The Offer to Purchase is amended and supplemented by adding the following material to the section of the Offer to Purchase captioned “Special Factors—Valuation of the Units—Value of the Partnership’s Real Estate Property.”

In April 2007, the Partnership listed its sole remaining real estate property for sale with a national real estate brokerage firm specializing in apartment properties.  Since the time of that listing, the Partnership has received a highest offer of $6,250,000.  At March 31, 2007, the Partnership had additional available liquid assets in the amount of $200,000 and liabilities of $3,920,400. Using those amounts and a hypothetical property sales price of $6,250,000, which is the amount of the highest current offer to purchase the property, minus 3% real estate sales commission and estimated mortgage prepayment and closing costs, would indicate an approximate net value of the Partnership of $2,168,500, equivalent to approximately $149 per Unit. There is no assurance, however, that the Partnership will be able to enter into a definitive contract to sell the property or, if a contract is executed, that the sale will be completed.

Item 13. Information Required by Schedule 13E-3.

As a result of recent developments relating to the Partnership’s proposed sale of its sole remaining real estate property, the section of the Offer to Purchase captioned “Special Factors—Fairness of the Offer”  is amended and supplemented as set forth below.

In light of the current highest offer of $6,250,000 and other recent offers that have been received for the possible sale of the Partnership’s sole remaining real estate property, and the current negotiations by the Partnership to enter into a contract for sale, I believe that the amount of the Offer price in my tender offer is no longer fair to the unaffiliated Limited Partners. Although there is no assurance that the Partnership will be able to sell the property at the current highest offer price for the property, I believe there is a reasonable probability that a sale may be accomplished at or near that price during 2007. As a result of the recent developments in the process of selling the Partnership’s property and the large difference between the Offer price in my tender offer and potential value of the Partnership Units if a sale is completed, I believe that the best interests of the Limited Partners may be, subject to their individual circumstances, for them not to tender into my tender offer and to await a possibly higher liquidation distribution from the Partnership after a sale at or near the current offer price for the property. Although I believe a sale of the property may be accomplished in the relatively near future, there is no assurance that a sale will be completed at the current offer price or any other price above the Offer price in my tender offer.

I continue to believe that the Offer is  procedurally fair to unaffiliated Limited Partners because, among other things, each Limited Partner has an opportunity to make an individual decision as to whether to tender any or all of his or her Units or to continue to hold the Units.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2007

____/s/ /Robert J. Werra________
               Robert J. Werra